Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the quarterly report of Shoe Pavilion, Inc. (the "Company") on Form 10-Q for the period ended March 31, 2007 (the "Report"), I, Bruce Ross, Executive Vice President and Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Bruce Ross_____
Executive Vice President and Chief Financial Officer
May 15, 2007